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ESB
NITRO ENGLISH ALE
Away Days
BUS STOP BITTER
Away Days
HOME & AWAY
IPA
Away Days
POST MATCH PILSNER
Away Days
SHEEDY'S LEFT PEG
IRISH STOUT
Away Days
MILNER'S ENGLISH MILD ALE

AWAY

# Away Days Brewing Co LLC
# Small Business Bond™

## Bond Terms:

**Bond Yield:** 10.50%
**Target Raise Amount:** $350,000
**Offering End Date:** December 22, 2023

**Repayment Period:** 5 years (60 months)
**Minimum Raise Amount:** $20,000

## Company Details:

**Name:** Away Days Brewing Co LLC
**Founded:** January 24, 2019
**Address:** 613 SE 30th Ave.
Portland, OR 97214

**Industry:** Breweries
**Employees:** 3
**Website:** https://www.awaydaysbrewing.com/

## Use of Funds Allocation:

If the maximum raise is met:

$334,250 (95.50%) – of the proceeds will go towards second location
$15,750 (4.50%) – of the proceeds will go towards SMBX's capital raise fee

## Social:

Instagram: 5,713 Followers

SMBX

## Business Metrics:

|  | FY21 | FY22 | YTD 8/31/2023 |
|---|---|---|---|
| Total Assets | $254,652 | $271,184 | $268,917 |
| Cash & Cash Equivalents | $20,867 | $34,541 | $32,906 |
| Accounts Receivable | $0 | $0 | $0 |
| Short-term Debt | $22,889 | $20,000 | $17,046 |
| Long-term Debt | $545 | $192 | $3,585 |
| Revenue | $362,397 | $417,474 | $275,029 |
| Cost of Goods Sold | $140,821 | $143,956 | $78,490 |
| Taxes | $0 | $0 | $0 |
| Net Income | $18,898 | -$12,149 | $5,085 |

## Recognition:

**Away Days Brewing Co LLC** Away Days Brewing Co LLC was opened by Niki and Pete in the summer of 2019 in the vacated Scout Beer building right next door to their sister pub, The Toffee Club. They took the name Away Days from our best-selling (custom made) beer at The Toffee Club. They re-designed the space and hired the best brewer they could find in Marshall Kunz (formerly of Alameda Brewing). 4 years on and they have reached max capacity at the current 1500sq ft location in SE Portland. They are looking to expand their brewing production and at the same time create location based experiences that continue to build and story-tell their brand.

## About:

**Away Days Brewing Co LLC** is here to create a new beer brand culture that aligns with the expectations and aspirations of the next generation. They combine European-inspired, locally made, world-class beers with football culture, European hospitality and great design.

For more information, contact our Customer Support Team at support@thesmbx.com